Exhibit (a)(1)

                       AETNA REAL ESTATE ASSOCIATES, L.P

                                                      November 1, 1996

   Dear Unitholder:

   You will be receiving, if you have not already received, materials describ-ing an unsolicited partial tender offer (the "Acorn Offer") being made for your Limited Partnership Depository Units ("Units") of Aetna Real Estate Associates, L.P. (the "Partnership") at $10 per Unit by Acorn
   Hill Partners L.L.C. (the "Bidder"). Neither the Bidder nor any of its affiliates are affiliated with the Partnership or its general partners and the Offer was not solicited by the Partnership.

   THE PARTNERSHIP, IN LIGHT OF ALL RELEVANT CIRCUMSTANCES, HAS DETERMINED THAT THE ACORN OFFER IS INADEQUATE, NOT IN THE BEST INTERESTS OF EITHER THE PARTNERSHIP OR UNITHOLDERS AND THE PARTNERSHIP STRONGLY RECOMMENDS THAT UNITHOLDERS REJECT IT. The Partnership reached this conclusion after considering a variety of factors, including, but not limited to, the following:

   * THE PRICE PER UNIT OFFERED BY THE BIDDER DOES NOT REFLECT THE VALUE INHERENT IN THE UNITS. THE PRICE BEING OFFERED BY THE BIDDER PURSUANT TO THE ACORN OFFER IS LESS THAN 65% OF THE PARTNERSHIP'S NET ASSET VALUE ("NAV") OF $15.55 PER UNIT AS OF JUNE 30, 1996. The Partnership's NAV was calculated assuming a hypothetical sale at June 30, 1996 of all the Partnership's properties at a price based upon independent appraisals of the Partnership's properties as of June 30, 1996 adjusted for the Partnership's current assets and liabilities.

   * THE BOOK VALUE OF EACH UNIT, AS OF JUNE 30, 1996, WAS $16.04, over 60% greater than the Acorn Offer.

   * IF YOU ACCEPT THE ACORN OFFER YOU WILL NO LONGER RECEIVE CASH DISTRIBUTIONS. To date, Unitholders who did not elect to participate in the Dividend Reinvestment Program ("DRIP") have received total cash distributions ranging from $5.72 to $9.95 per original Unit, depending on the date you were admitted to the Partnership, including $1.85 per Unit in return of capital payments. The Partnership is currently paying a quarterly cash distribution of $0.18, or $0.72 annually, per Unit. Unitholders who sell their Units to the Bidder will lose their right to receive future quarterly distributions from operations. Furthermore, Unitholders who sell their Units to the Bidder will lose the right to future distributions from future sales of Partnership properties.

   * THE BIDDER IS MAKING THE ACORN OFFER WITH A VIEW TO MAKING A PROFIT. Accordingly, there is a conflict of interest between its desire to purchase the Units at a low price and Unitholders' desire to sell their Units at a high price.

   THE PARTNERSHIP STRONGLY RECOMMENDS THAT YOU REJECT THE ACORN OFFER.

   Attached is the Partnership's response to the Acorn Offer which has been filed with the Securities and Exchange Commission and is being mailed to all Unitholders. While we suggest you read the attached
   Schedule 14D-9 (the "Response") in its entirety, you should be aware that Item 4 of the Response sets forth the recommendation of the Partnership with respect to the Acorn Offer and the background and reasons for the position taken by the Partnership.

   We will, of course, continue to keep you informed of significant events concerning the Partnership. Should you have any questions concerning this letter, please contact MacKenzie Partners, Inc. which is assisting the Partnership in responding to your inquiries, toll free at (800) 322-2885.

   Very truly yours,

   Paul L. Abbott           Daniel R. Leary
   President                President
   AREA GP Corporation      Aetna/AREA Corporation
   General Partner          General Partner